SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

DMY TECHNOLOGY GROUP, INC. VI

(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

233247105

(CUSIP Number of Class of Securities)

c/o dMY Technology Group, Inc. VI

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(702) 781-4313

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4
☐	Going-private transaction subject to Rule 13e-4
☐	Amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross Border Third-Party Tender Offer).

AMENDMENT NO. 6 TO SCHEDULE TO

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2022, as amended (together with any subsequent amendments and supplements thereto, the “Schedule TO”), relating to an offer by dMY Technology Group, Inc. VI, a blank check company incorporated in Delaware (the “Company” or “dMY VI”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 24,150,000 of its issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), at a purchase price of $10.231888 per share (the “Purchase Price”). The Purchase Price, which is a fixed amount, was determined by calculating the quotient obtained by dividing: (i) the aggregate amount expected to be on deposit in the Trust Account initially established to hold the proceeds of the initial public offering (“IPO”) of dMY VI (the “Trust Account”), as of two business days prior to the Closing (as defined herein), including interest not previously released to dMY VI to pay its taxes (which will not include, for the avoidance of doubt, the Excise Tax, as defined herein), by (ii) the total number of then outstanding shares of Common Stock. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase, dated January 26, 2023 (the “Initial Offer to Purchase”), as amended and restated on March 3, 2023 (the “Amended and Restated Offer to Purchase”) and March 16, 2023 (the “Second Amended and Restated Offer to Purchase”), and as supplemented on March 24, 2023 (the “Supplement to the Second Amended and Restated Offer to Purchase”, and together with the Initial Offer to Purchase, the Amended and Restated Offer to Purchase and the Second Amended and Restated Offer to Purchase, the “Offer to Purchase”, as it may be amended or supplemented from time to time) and in the related Letter of Transmittal, filed on January 26, 2023, (the “Initial Letter of Transmittal”), as amended on March 3, 2023 (the “Amended Letter of Transmittal,” together with the Initial Letter of Transmittal, the “Letter of Transmittal”, as it may be amended or supplemented from time to time, and together with the Offer to Purchase, the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(e)(2) under the Exchange Act.

On March 24, 2023, dMY VI Restated its Annual Report on Form 10-K/A for the year ended December 31, 2022, as previously filed with the SEC on March 3, 2023 (the “Original Filing”). dMY VI had recognized a liability upon closing of their initial public offering in October 2021 for a portion of the underwriter’s commissions which was contingently payable upon closing of a future business combination, with the offsetting entry resulting in an initial discount to the securities sold in the initial public offering. The underwriter waived all claims to this deferred commission in November 2022.

dMY VI recognized the waiver as an extinguishment, with a resulting non-operating gain recognized in its statement of operations for the year ended December 31, 2022. Upon subsequent review and analysis, management concluded that the Company should have recognized the extinguishment of the contingent liability as a credit to stockholders’ deficit.

Therefore, dMY VI’s management and the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) concluded that the Company’s previously issued audited financial statements as of December 31, 2022 (the “Annual Report”) should no longer be relied upon and that it was appropriate to restate the Annual Report. As such, dMY VI restated its financial statements on Form 10-K/A for the Company’s audited financial statements included in the Original Filing.

For more information, see the dMY Technology Group, Inc. VI Restated Annual Report on Form 10-K/A (the “10-K/A”) (incorporated by reference to the Form 10-K/A of dMY Technology Group, Inc. VI, filed with the SEC on March 24, 2023 and included as Exhibit (a)(5)(v) to this Schedule TO). See also the “Explanatory Note” to the 10-K/A, as well as the supplemental disclosure added to the Second Amended and Restated Offer to Purchase, as described below in paragraph (b) to this Schedule TO.

All information in the Second Amended and Restated Offer to Purchase and the Amended Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(E) and (a)(1)(D), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below. This Amendment is being filed on behalf of the Company. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Second Amended and Restated Offer to Purchase.

Items 1 through 11 of the Schedule TO, to the extent such Items incorporated by reference the information contained in the Second Amended and Restated Offer to Purchase, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(E), are hereby amended and supplemented as follows in response to comments from the SEC and to reflect additional updates from the Company.

a)

The Risk Factor titled “We may be unable to obtain additional financing to fund the operations and growth of the combined company.” on page 30 of the Second Amended and Restated Offer to Purchase is hereby deleted and replaced in its entirety with the following:

We may be unable to obtain additional financing to fund the operations and growth of the combined company.

We may require additional financing to fund the operations or growth of the combined company. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the combined company. None of our officers, directors or stockholders is required to provide any financing to us in connection with or following the consummation of the Business Combination. As of the date of this filing, dMY VI has entered into two Subscription Agreements for a total PIPE Investment of $200,000 to purchase a total of 20,000 shares of dMY VI’s Class A Common Stock, par value $0.0001 per share, at a purchase price of $10.00 per share. However, there is no guarantee that additional PIPE Investment or other financing will be provided by the Expiration Date. In this Tender Offer Statement, we have assumed that 22,326,253 shares is the maximum redemption amount that would allow the Combined Company to have minimum net tangible assets of $5,000,001, after giving effect to payments to redeeming stockholders. In the event that redemption requests for more than 22,326,253 shares are submitted in connection with this Offer, and accepting all properly submitted redemption requests would cause our net tangible assets to be less than $5,000,001, the conditions to the Offer will not be satisfied, we will not be able to access the funds held in the Trust Account, and thus will need to terminate or extend the Offer. Because we have agreed to wind up the SPAC if our initial business combination is not consummated on or prior to April 5, 2023, we do not anticipate we will be able to extend the Offer.

However, the completion of the Business Combination is not conditioned on any minimum cash requirement other than the $5,000,001 net tangible assets requirement as discussed above. In the event of the maximum redemption scenario of 22,236,253 shares submitted, in order to cover (a) the Seller Cash Consideration and (b) ensure the continued operations of Rainwater Tech without disruption, beyond the financing raised in the current Subscription Agreements, management of Rainwater Tech estimates that approximately $2 million of financing is required per quarter for the first year of operation. Management expects that it will be able to raise this amount of financing if needed, via a combination of incremental PIPE offerings, convertible debt offerings, government appropriations, multilateral-organization grants and project financing, donations from charitable endowments and foundations, government loans, additional sponsor capital contributions, and strategic investors. By the end of the second year of operation, continual financing needs will be reduced by the revenue generated from customer engagements, and in addition incremental financing mechanisms such as fully marketed secondaries and at-the-market facilities become available. However, we cannot assure that any or all of these sources of financing will be available to us. If these sources of financing are not available to us, we cannot assure you that our growth plan or continued operations will be achievable.

b)	Adding the following disclosure after the last paragraph on the cover page of the Second Amended and Restated Offer to Purchase:

On March 24, 2023, dMY VI filed Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 10-K/A, which amended the Annual Report on Form 10-K of dMY VI for the year ended December 31, 2022, as filed with the SEC on March 3, 2023 (the “Original Filing”).

The Company had recognized a liability upon closing of its initial public offering in October 2021 for a portion of the underwriter’s commissions which was contingently payable upon closing of a future business combination, with the offsetting entry resulting in an initial discount to the securities sold in the initial public offering. The underwriter waived all claims to this deferred commission in November 2022.

The Company recognized the waiver as an extinguishment, with a resulting non-operating gain recognized in its statement of operations for the year ended December 31, 2022. Upon subsequent review and analysis, management concluded that the Company should have recognized the extinguishment of the contingent liability as a credit to stockholders’ deficit.

Therefore, the Company’s management and the Audit Committee of the Company’s Board (the “Audit Committee”) concluded that the Company’s previously issued audited financial statements as of December 31, 2022 (the “Annual Report”) should no longer be relied upon and that it was appropriate to restate the Annual Report. As such, on March 24, 2023 dMY VI restated its financial statements on Form 10-K/A for the Company’s audited financial statements included in the Original Filing.

For more information, see the dMY Technology Group, Inc. VI Restated Annual Report on Form 10-K/A (the “10-K/A”) (incorporated by reference to the Form 10-K/A of dMY Technology Group, Inc. VI, filed with the SEC on March 24, 2023 and included as Exhibit (a)(5)(v) to this Schedule TO). See also the “Explanatory Note” to the 10-K/A, the supplemental disclosure added to the Second Amended and Restated Offer to Purchase, as described below in paragraph (b) to this Schedule TO, and pages F-1 to F-21 of Exhibit (a)(5)(v).

c)

The disclosure preceding the table with historical results in the section “SELECTED HISTORICAL FINANCIAL INFORMATION OF DMY VI” on page 67 of the Second Amended and Restated Offer to Purchase is hereby deleted and replaced in its entirety with the following:

The following table sets forth selected historical financial information derived from dMY VI’s audited financial statements as of and for the year ended December 31, 2022, as restated, each of which is included elsewhere in this Offer to Purchase. Such financial information should be read in conjunction with the audited financial statements and related notes included elsewhere in this Offer to Purchase.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of dMY VI” and dMY VI’s financial statements and the related notes appearing elsewhere in this Offer to Purchase.

On March 24, 2023, dMY VI filed Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 10-K/A, which amended the Annual Report on Form 10-K of dMY VI for the year ended

December 31, 2022, as filed with the SEC on March 3, 2023 (the “Original Filing”).

The Company had recognized a liability upon closing of its initial public offering in October 2021 for a portion of the underwriter’s commissions which was contingently payable upon closing of a future business combination, with the offsetting entry resulting in an initial discount to the securities sold in the initial public offering. The underwriter waived all claims to this deferred commission in November 2022.

The Company recognized the waiver as an extinguishment, with a resulting non-operating gain recognized in its statement of operations for the year ended December 31, 2022. Upon subsequent review and analysis, management concluded that the Company should have recognized the extinguishment of the contingent liability as a credit to stockholders’ deficit.

Therefore, the Company’s management and the Audit Committee of the Company’s Board (the “Audit Committee”) concluded that the Company’s previously issued audited financial statements as of December 31, 2022 (the “Annual Report”) should no longer be relied upon and that it was appropriate to restate the Annual Report. As such, on March 24, 2023 dMY VI restated its financial statements on Form 10-K/A for the Company’s audited financial statements included in the Original Filing.

The Company’s management has concluded that a material weakness exists in the Company’s internal control over financial reporting and that the Company’s disclosure controls and procedures were not effective.

The Company filed Amendment No. 1 to include additional Risk Factors under Item 1A, the Management’s Discussion and Analysis of Financial Condition and Results of Operations described in Item 7, and Financial Statements and Supplementary Data described in Item 8, which such financial data give effect to the change in accounting for the waiver as disclosed in the Original Filing, and Item 9A, Controls and Procedures.

The change in accounting for the liability extinguishment did not have any impact on the Company’s liquidity, cash flows, costs of operating in the period included in Item 8, Financial Statements and Supplementary Data in the filing. The change in accounting for the liability extinguishment does not impact the amounts previously reported for the Company’s cash, investments held in the Trust Account, operating expenses or total cash flows from operations for the affected period.

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Item 1A, Risk Factors, is hereby amended to include additional risk factors, and Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 8, Financial Statements and Supplementary Data, of the Original Filing are hereby amended and restated in their entirety. The Amendment No. 1 should be read in conjunction with the Original Filing and with our other filings with the SEC subsequent to the Original Filing.

The Amendment No. 1 does not reflect events occurring after the filing of the Original Filing, and, except as described above, does not modify or update any other disclosures in the Original Filing.

For more information, see the dMY Technology Group, Inc. VI Restated Annual Report on Form 10-K/A (incorporated by reference to the Form 10-K/A of dMY Technology Group, Inc. VI, filed with the SEC on March 24, 2023) and included as Exhibit (a)(5)(v) to this Schedule TO.

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated January 26, 2023.

(a)(1)(B)*	Letter of Transmittal to Tender Shares of Class A Common Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Amended and Restated Offer to Purchase, dated March 3, 2023.

(a)(1)(D)*	Amended Letter of Transmittal, dated March 3, 2023.

(a)(1)(E)*	Second Amended and Restated Offer to Purchase, dated March 16, 2023.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Commencement Press Release, dated January 26, 2023.

(a)(5)(ii)*	Summary Advertisement, dated January 26, 2023.

(a)(5)(iii)*	Extension of Tender Offer Press Release, dated February 22, 2023.

(a)(5)(iv)*	Extension of Tender Offer and Release of dMY VI Audited Annual Financial Statements for 2022 Press Release, dated March 3, 2023.

(a)(5)(v)*	dMY Technology Group, Inc. VI Restated Annual Report on Form 10-K/A (incorporated by reference to the Form 10-K/A of dMY Technology Group, Inc. VI, filed with the SEC on March 24, 2023).

(a)(5)(vi)*	Rain Enhancement Technologies, Inc. Financial Information for the period from November 10, 2022 (inception) through December 31, 2022.

(a)(5)(vii)*	Revised Unaudited Pro Forma Combined Financial Statements for the period ended December 31, 2022.

(b)	Not applicable.

(d)(1)	Underwriting Agreement, dated September 30, 2021, among the Company and Goldman Sachs & Co. LLC as representative of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(2)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(3)	Warrant Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(4)	Investment Management Trust Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(5)	Registration Rights Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC, and the Holders signatory thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(6)	Private Placement Warrants Purchase Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and dMY Sponsor VI, LLC (incorporated by reference to Exhibit 10.3 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(7)	Administrative Services Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and dMY Sponsor VI, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(8)	Letter Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC and each of the executive offices and directors of dMY Technology Group, Inc. VI (incorporated by reference to Exhibit 10.5 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(9)	Share Purchase Agreement, dated as of December 22, 2022, by and among dMY Technology Group, Inc. VI, Rain Enhancement Technologies, Inc., Rainwater, LLC, Michael Nefkens and Keri Waters (incorporated by reference to Exhibit 10.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(10)	Form of Lock-Up Agreement, by and among dMY Technology Group, Inc. VI, Rainwater, LLC, Michael Nefkens and Keri Waters (incorporated by reference to Exhibit 10.2 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(11)	Sponsor Support Agreement, dated as of December 22, 2022, by and among dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC, Harry L. You, Niccolo de Masi and Rain Enhancement Technologies, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(12)*	Exclusive License Agreement, dated November 21, 2022, between Rain Enhancement Technologies, Inc. and Theodore Anderson.

(d)(13)*	First Amendment to the Share Purchase Agreement, dated as of March 1, 2023, by and among dMY Technology Group, Inc. VI, Rain Enhancement Technologies, Inc., Rainwater, LLC, Michael Nefkens and Keri Waters.

(d)(14)*	Form of PIPE Subscription Agreement between dMY Technology Group, Inc. VI and other parties signatories thereto.

(g)	Not applicable.

(h)	Not applicable.

(i)*	Filing Fee Table

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DMY TECHNOLOGY GROUP, INC. VI

/s/ Niccolo de Masi
Name:	Niccolo de Masi
Title:	Chief Executive Officer and Director

Dated: March 29, 2023